                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                              MESA AIR GROUP, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  590479 10 1
                                 (CUSIP Number)

                               George Murnane III
                          1954 Airport Road, Suite 200
                             Atlanta, Georgia 30341
                                 (770) 455-9225
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of  7 Pages

CUSIP No. 590479 10 1              SCHEDULE 13D                Page 2 of 7 Pages


1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons


      Barlow Partners II, L.P.

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3)    SEC Use Only


4)    Source of Funds (See Instructions)           OO - Partnership
      Contributions


5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                             [  ]


6)    Citizenship or Place of Organization                  Texas


    Number of            (7)       Sole Voting Power          1,741,513
    Shares Bene-
    ficially             (8)       Shared Voting Power              -0-
    Owned by Each
    Reporting            (9)       Sole Dispositive Power     1,741,513
    Person With
                         (10)      Shared Dispositive Power         -0-



11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,741,513


12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)    [  ]


13)   Percent of Class Represented by Amount in Row (11)    6.15%


14)   Type of Reporting Person (See Instructions)           PN

CUSIP No. 590479 10 1              SCHEDULE 13D                Page 3 of 7 Pages


1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons


      Barlow Management, Inc.

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3)    SEC Use Only


4)    Source of Funds (See Instructions)           Not Applicable


5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                             [  ]


6)    Citizenship or Place of Organization                  Texas


   Number of            (7)       Sole Voting Power                  -0-
   Shares Bene-
   ficially             (8)       Shared Voting Power          1,741,513 - See
   Owned by Each                  Responses to Items 5 and 6
   Reporting
   Person With          (9)       Sole Dispositive Power             -0-

                        (10)      Shared Dispositive Power     1,741,513 - See
                                  Responses to Items 5 and 6



11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,741,513-See Responses to Items 5 and 6


12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)    [  ]


13)   Percent of Class Represented by Amount in Row (11)    6.15%


14)   Type of Reporting Person (See Instructions)           CO

   (1)  Solely in its capacity as general partner of Barlow Partners II, L.P.

CUSIP No. 590479 10 1               SCHEDULE 13D             Page 4 of 7 Pages


1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons


           Jonathan G. Ornstein

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3)    SEC Use Only


4)    Source of Funds (See Instructions)           Not Applicable


5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                             [  ]


6)    Citizenship or Place of Organization                  United States of
      America


     Number of            (7)       Sole Voting Power                 -0-
     Shares Bene-
     ficially             (8)       Shared Voting Power         1,746,513(1)
     Owned by Each
     Reporting            (9)       Sole Dispositive Power            -0-
     Person With
                          (10)      Shared Dispositive Power    1,746,513



11)   Aggregate Amount Beneficially Owned by Each Reporting
      Person-1,746,513-See Responses to Items 5 and 6


12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)    [  ]


13)   Percent of Class Represented by Amount in Row (11)    6.17%


14)   Type of Reporting Person (See Instructions)           IN

      (1) Mr. Ornstein is the controlling shareholder of Barlow Management, Inc., the general partner of Barlow Partners II, L.P. and may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners II, L.P. The number also includes 5,000 shares owned by Lisa Ornstein, Mr. Ornstein's wife. Mr. Ornstein disclaims beneficial interest in such shares except to the extent of his economic interest therein.

CUSIP No. 590479 10 1                SCHEDULE 13D             Page 5 of 7 Pages


         This statement on Schedule 13D ("Statement") relates to the Common Stock, no par value (the "Common Stock"), of Mesa Air Group, Inc., a Nevada corporation (the "Issuer"). This Statement on Schedule 13D originally filed on January 30, 1998 is hereby amended and supplemented to include the information contained herein, and this Statement constitutes Amendment No. 1 to the Reporting Person's (as defined below) Schedule 13D.

         Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of Barlow Partners II, L.P., a Texas limited partnership ("Barlow Partners"), Barlow Management, Inc., a Texas corporation ("Barlow Management") and Jonathan G. Ornstein ("Ornstein"). Barlow Partners, Barlow Management and Ornstein are sometimes hereinafter referred to as the "Reporting Persons."


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used by the Reporting Persons to purchase the shares of the Common Stock are as follows:

Reporting Person                  Source of Funds           Amount of Funds
----------------                  ---------------           ---------------

Barlow Partners II, L.P.          Other (1)                 $11,755,212 (2)

Barlow Management, Inc.           Not Applicable            Not Applicable

Jonathan G. Ornstein              Not Applicable            $33,750(2)(3)


(1)      Contributions from partners.

(2) Based on the closing price of the Common Stock on January 30, 1998. See Item 5(c) herein.

(3)      With respect to the 5,000 shares beneficially owned by Lisa Ornstein.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for the purpose of influencing policies of the Issuer. The Reporting Persons have recommended changes in operating policies, management personnel and requested seats on the Board of Directors of the Issuer. On Friday, January 30, 1998, Mr. Ornstein and James Swigart were elected to the Board of Directors of the Issuer. The Reporting persons view this development as favorable.

         The Reporting Persons have concerns about the Issuer's apparent deteriorating relations with United Airlines with respect to the Issuer's United Express Operations. The Reporting Persons believe the Issuer's Management and Board of Directors should work to improve their

CUSIP No. 590479 10 1              SCHEDULE 13D              Page 6 of 7 Pages


relations and hopes to be of assistance in achieving this objective. The Reporting Persons also believe the Board of Directors should develop alternatives with respect to the United Express assets to preserve or enhance shareholder value. Such alternatives include, without limitation, the possible spin-off of such assets or sale of such assets, possibly through an employee stock ownership plan or otherwise.

         Depending on market conditions and other factors that each of the Reporting Persons may deem relevant, such Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         At December 18, 1997, the Issuer had 28,294,584 shares of Common Stock outstanding.

         (a)

         BARLOW PARTNERS

         The aggregate number of shares of the Common Stock that Barlow Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 1,741,513, which constitutes approximately 6.15% of the 28,294,584 shares of such stock outstanding as of December 18, 1997.

         BARLOW MANAGEMENT

         Because of its position as the general partner of Barlow Partners, Barlow Management may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,741,513 shares of the Common Stock, which constitutes approximately 6.15% of the 28,294,584 shares of such stock outstanding as of December 18, 1997.

         ORNSTEIN

         Because of his position as the controlling shareholder of Barlow Management and on the basis of Mr. Ornstein's wife, Lisa Ornstein, beneficially owning 5,000 shares of Common Stock, Mr. Ornstein may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,746,513 shares of the Common Stock, which constitutes approximately 6.17% of the 28,294,584 shares of such stock outstanding as of December 18, 1997.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Common Stock.

CUSIP No. 590479 10 1                SCHEDULE 13D             Page 7 of 7 Pages


         (b)

         BARLOW PARTNERS

         Barlow Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,685,513 shares of Common Stock.

         BARLOW MANAGEMENT

         In its capacity as the general partner of Barlow Partners, Barlow Management has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,741,513 shares of the Common Stock.

         ORNSTEIN

         Because of his position as controlling shareholder of Barlow Management, Mr Ornstein may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,746,513 shares of Common Stock beneficially owned by Barlow Partners.

         (c) The Reporting Persons made open market purchases of the 1,741,513 shares of Common Stock covered by this Statement beginning on August 12, 1997 and ending on January 26, 1998 at prices ranging from $5.04 to $6.9991 per share.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock in the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common stock owned by them.

         (e)     Not Applicable.

                                   SIGNATURES
         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                  BARLOW PARTNERS II, L.P.
                                  By:     BARLOW MANAGEMENT, INC.,
                                          its General Partner


                                          /s/  George Murnane III
                                  --------------------------------------------
                                  By:     George Murnane III, President

                                  BARLOW MANAGEMENT, INC.

                                          /s/  George Murnane III
                                  --------------------------------------------
                                  By: George Murnane III, President


                                          /s/  Jonathan G. Ornstein
                                  --------------------------------------------
                                  Jonathan G. Ornstein